U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

NOTICE OF EXEMPT SOLICITATION

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NAME OF THE REGISTRANT: MVC Capital Inc.

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NAME OF PERSON RELYING ON EXEMPTION: Metage Capital Limited

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ADDRESS OF PERSON RELYING ON EXEMPTION: Princes House, 38 Jermyn Street, London, United Kingdom, SW1Y 6DN

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WRITTEN MATERIALS. Written material are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Tom Sharp	For Immediate Release
Metage Capital Limited Email: tom.sharp@metage.com Tel: +(44) 203 813 8590

October 25, 2017

Metage Capital Limited: MVC’s response fails to address any of the substantive issues and the Board will not tell shareholders what it considers an acceptable discount on MVC’s shares

MVC Capital Inc. (NYSE: MVC) referred to the recommendations of two third party independent proxy advisory firms in its October 25, 2017 press release. Metage notes the following:

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In fact three independent proxy advisory firms expressed a view on our proposal1. Of these, only Institutional Shareholder Services Inc. (ISS) contacted Metage to discuss it.

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ISS was also the only firm which made an independent assessment of MVC’s track record. This validated the persistent underperformance by the Company. The other proxy advisory firms issued only pro forma reports.

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Following this robust analysis, ISS recommended that MVC shareholders should vote to support Metage’s proposal2 at MVC’s upcoming AGM on October 31, 2017.

Sadly the Company’s announcements have failed to address any of the substantive issues facing MVC.

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MVC will not recognise that the company has failed to deliver acceptable returns by losing money over the past five years and underperforming both peers and broader equity indices.

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The Board has not told investors what it believes its plans will achieve in terms of return on equity, operating margins, dividends or critically the discount on MVC’s shares.

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We believe the tender offer announced on October 23, 2017 would not have happened without the pressure from Metage.

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The Board has made no firm commitments about future returns of capital or what it views as an acceptable discount. Without this framework, a single tender offer is unlikely to achieve a long term impact on the discount.

Only by backing Metage’s proposal to return capital if the discount on MVC’s shares is wider than 10% can shareholders have confidence that we will receive a proper return on our capital.

Metage encourages all MVC shareholders to vote their shares in favor of our shareholder proposal without delay to ensure that their vote is counted

This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by Metage.

PLEASE NOTE: METAGE IS NOT ASKING AND CANNOT ACCEPT YOUR PROXY CARD, PLEASE DO NOT SEND IT TO US.

1 Proposal 3 on MVC Capital’s definitive proxy form; The definitive proxy can be found at www.mvccapital.com/sec.cfm under Date Filed: Sep 21, 2017; Filing: DEF 14A; Description: Definitive Proxy Statement or at www.sec.gov/edgar/searchedgar/companysearch.html under CIK 0001099941, MVC CAPITAL, INC.; on the same Filed/ Effective date.

2ISS Proxy & Benchmark policy voting recommendation released on October 18th, 2017.